FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES  EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 1999.

                              OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission file number 001-13135

                               The HSB Group, Inc.
                        Employees' Thrift Incentive Plan
                            (Full title of the plan)

                                 HSB Group, Inc.
            (Name of issuer of securities held pursuant to the plan)

               One State Street, Hartford, Connecticut 06102-5024.
                     (Address of principal executive office)


                              REQUIRED INFORMATION

Items 1 through 3.  Not applicable.

Item 4. The plan is subject to the requirements of ERISA and therefore plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached.

              THE HSB GROUP, INC. EMPLOYEES' THRIFT INCENTIVE PLAN

                 Financial Statements and Supplemental Schedule

    As of December 31, 1999 and 1998 and for the year ended December 31, 1999

                     With Report of Independent Accountants


                               Table of Contents
                               -----------------
                                                                     Page Number
                                                                     -----------
Report of Independent Accountants                                         1

Basic Financial Statements
      Statement of Net Assets Available for Benefits                      2
      Statement of Changes in Net Assets
        Available for Benefits                                            3
      Notes to Financial Statements                                     4 - 11

Additional Information *
      Schedule I - Schedule of Assets Held for
        Investment Purposes                                              12


*  Other  supplemental   schedules  required  by  Section   2520.103-10  of  the
   Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


To the Participants and Administrator of The HSB Group, Inc. Employees' Thrift Incentive Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The HSB Group, Inc. Employees' Thrift Incentive Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

June 9, 2000


THE HSB GROUP, INC. EMPLOYEES' THRIFT INCENTIVE PLAN

Statement of Net Assets Available for Benefits
-----------------------------------------------------------------------------------------------------

                                                                      As of December 31,
                                                                  1999                  1998
                                                       ----------------------------------------------
Investments, at fair value
Registered investment companies:
    T. Rowe Price Science & Technology Fund                  * $ 32,142,662       * $ 13,589,472
    Vanguard 500 Index Fund                                  *   51,145,764       *   39,766,517
    Vanguard Intermediate-Term Corporate Fund                *   26,908,743       *   31,349,334
    Vanguard International Growth Fund                              897,268              168,201
    Vanguard LifeStrategy Conservative Growth Fund                2,524,320            2,248,951
    Vanguard LifeStrategy Growth Fund                        *   11,944,471       *    8,437,746
    Vanguard LifeStrategy Income Fund                               744,538            1,058,160
    Vanguard LifeStrategy Moderate Growth Fund                    7,465,347            5,916,678
    Vanguard Long-Term Corporate Fund                               575,215              816,267
    Vanguard Prime Money Market Fund                         *   11,443,750            6,214,160
    Vanguard Windsor II Fund                                        924,403              693,770
                                                               -------------        -------------
                                                                146,716,481          110,259,256
The HSB Stock Fund                                           *   26,190,327       *   36,586,873
Participant Loans                                                 5,311,551            4,733,500
                                                               -------------        -------------
                                                                178,218,359          151,579,629
                                                               -------------        -------------
Investments, at contract value
Mutual Benefit Fund                                                  -                   636,254
                                                               -------------        -------------
       Total investments                                        178,218,359          152,215,883
                                                               -------------        -------------
Receivables
Employer's contributions                                            171,858               25,539
Participants' contributions                                         519,868               70,306
                                                               -------------        -------------
       Total receivables                                            691,726               95,845
                                                               -------------        -------------
Net assets available for benefits                              $178,910,085         $152,311,728
                                                               =============        =============

* Represents 5% or more of net assets  available for benefits.

The accompanying notes are an integral part of the financial statements.

THE HSB GROUP, INC. EMPLOYEES' THRIFT INCENTIVE PLAN

Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------
                                                       Year Ended December 31,
                                                         1999           1998
                                                   -----------------------------
Additions
Investment income:
    Interest and dividend income, investments        $ 10,247,792   $  5,160,664
    Interest income, participant loans                    383,169        375,315
    Net appreciation in fair value of investments      12,023,528     12,088,214
                                                   ---------------  ------------
                                                       22,654,489     17,624,193
                                                   ---------------  ------------
Contributions:
    Employer                                            2,473,725      2,123,905
    Participant                                         8,994,144      9,365,845
                                                   ---------------  ------------
                                                       11,467,869     11,489,750
                                                   ---------------  ------------

Net asset transfers in from Plan mergers                2,306,136     35,834,092
                                                   ---------------  ------------
        Total additions                                36,428,494     64,948,035
                                                   ---------------  ------------

Deductions
Distributions                                           9,782,428     11,886,422
Other deductions (including
  administrative expenses)                                 47,709         16,535
                                                   ---------------  ------------
        Total deductions                                9,830,137     11,902,957
                                                   ---------------  ------------

Net increase                                           26,598,357     53,045,078

Net assets available for plan benefits:
    Beginning of year                                 152,311,728     99,266,650
                                                   ===============  ============
    End of year                                      $178,910,085   $152,311,728
                                                   ===============  ============




The accompanying notes are an integral part of the financial statements.

THE HSB GROUP, INC. EMPLOYEES' THRIFT INCENTIVE PLAN

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of The HSB Group, Inc. Employees' Thrift Incentive Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


General

The Plan is a defined contribution plan covering all employees of HSB Group, Inc. (the "Company") or its affiliates who have adopted the Plan who work at least 17.5 hours per week and have completed one month of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective February 13, 1998, former employees of the Mechanical and Materials Engineering department of Radian International LLC ("MME") were eligible to participate in the Plan, and prior service with MME was considered Credited Service for the purposes of determining vesting under the Plan on that day.

Effective June 30, 1998, the HSB Group, Inc. Employee Stock Ownership Plan merged into the Plan. As a result of the merger, $34,308,776 relating to 779,660 shares of stock was transferred into the Plan. This transaction is a component of the net asset transfers line on the statement of changes in net assets available for plan benefits.

Effective July 13, 1998, former employees of Kemper Insurance Companies ("Kemper") who became Hartford Steam Boiler Inspection and Insurance Company employees were eligible to participate in the Plan, and given credit for prior service with Kemper for purposes of determining vesting under the Plan.

During 1999, the Solomon Associates, Inc. Benefit Plan merged with and into the Plan. As a result of the merger $2,306,136 was transferred into the Plan. Prior service with Solomon Associates, Inc. was considered Credited Service for the purposes of determining vesting under the Plan.


Contributions

Under the Plan, an employee may make a total contribution that is limited to 15% of the participant's compensation up to the Federal limit of $10,000 for 1999 and 1998. The Company makes a matching contribution of 50% of employee contributions up to 6% of compensation.


Participant Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions, and (b) Plan earnings and charged with administrative expenses, if applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

A participant  shall be deemed at all times to be 100% vested in amounts held in
the   participant's   account  which  are  attributable  to  the   participant's
contributions, including any interest, dividends or earnings accrued thereon.

A  participant's   vested  interest  in  Company   contributions   made  to  the
participant's account, including the value of any interest, dividends or earnings accrued thereon, shall be determined by reference to the following schedule:

                    Years of
                Continuous Service                Vested Percentage
                ------------------                -----------------
                   Less than 2                            0%

                             2                           25%

                             3                           50%

                             4                           75%

                     5 or more                          100%


For employees of HSB Reliability Technologies Corporation, who were participants of the former HSB Reliability Technologies Corporation Employee Savings and Retirement Plan as of May 1, 1997, the following vesting schedule applies rather than the vesting schedule described above:

                     Years of
                 Continuous Service                  Vested Percentage
                 ------------------                  -----------------
                  Less than 1                                 0%

                            1                                20%

                            2                                40%

                            3                                60%

                            4                                80%

                            5                               100%


A year of service for vesting purposes shall mean a twelve consecutive month period beginning with the participant's employment commencement date or any anniversary date thereof, during which a participant has at least 1,000 hours of service.

Notwithstanding the above, and in accordance with Plan provisions, a participant shall be deemed to be 100% vested in the total value of all amounts held in his or her participant account in the event of death, disability, retirement, or attainment of age 65.


Participant Loans

A participant may borrow a maximum of the lesser of 50% of the vested account balance as reduced by the participant's highest outstanding loan balance in the previous twelve months, or $50,000.

For loans originating after January 1, 1994, subject to certain terms and conditions, participants may have a maximum of three personal loans and one home loan outstanding at any one time. Prior to this time there was no limit on the number of loans that participants could have outstanding.

Loans made prior to September 27, 1989 bear a rate of interest to be fixed by the Plan Committee and the period of repayment shall not exceed five years for a personal loan or thirty years for a home loan. Loans made after September 27, 1989 bear interest equal to the prime rate plus one-half percent. This rate is reviewed monthly to establish the rate for new loans. The average rate of interest on loans originating during 1999 and 1998 was 8.4% and 8.9%, respectively.

Loan transactions are treated as a transfer to (from) the applicable investment fund from (to) Participant Loans. Loans are secured by the balance in the participant's account.


Payment of Benefits and Withdrawals

Plan benefits are payable to participants at the time of termination or retirement (including early retirement), in the case of becoming permanently and totally disabled, or to their beneficiary in the event of death, based on the fully vested balance of their accounts.

Upon an employee's termination, a distribution may generally be made under one of the following two methods:

a. The participant or beneficiary receives the entire distribution in one lump sum payment.

b. For employees who became participants in the Plan prior to July 1, 1989, the participant or beneficiary may elect to receive the entire distribution by deposit into an individual account in a savings institution or the savings department of a commercial bank. This deposit is subsequently paid out in equal installments, together with interest accrued thereon, at such intervals (at least yearly but no more frequently than monthly) and over such a period of time (not more than 10 years) as designated by the participant.

A terminated employee under age 65 who has greater than or equal to a $5,000 balance in the Plan has the additional option to continue to defer distribution from the Plan.

Withdrawals are paid by the Trustee from net assets available for plan benefits. The withdrawal to which a participant is entitled, subject to vesting and hardship guidelines, is the benefit that can be provided by any rollover and pretax contributions and pre-1989 income thereon (including net realized and unrealized investment gains and losses).

As  determined  by the  Company in a uniform  manner  from case to case  without discriminating in favor of officers, shareholders, supervisors or highly-paid employees, a participant may, subject to the consent of the Plan Committee, withdraw at any time an amount from their participant's account that is not in excess of employee rollover contributions and pre-tax contributions to the Plan. Neither Company matching contributions nor interest or dividends earned on either Company matching contributions or employee contributions are available for withdrawal. Prior to January 1, 1989, interest and dividends earned on employee contributions were available for withdrawal. The Plan Committee may grant such hardship withdrawal for the following reasons: purchase or construction of a home, education of self, spouse or dependents, unusual medical expenses and prevention of eviction from or foreclosure on primary residence. The Plan Committee shall have the right to request positive evidence as to the circumstances for such requests.


Effective January 1, 1999, the Plan was amended such that lump sum payments will be made in the event of retirement, disability, death or termination of employment when the amount distributable to the participant is less than $5,000. Prior to January 1, 1999 this amount was $3,500.


Forfeited Accounts

Forfeitures of non-vested employer contributions by terminated participants may be used to reduce employer-matching contributions. At December 31, 1999, forfeited non-vested accounts available to reduce future employer contributions totaled $236,068. In 1999 and 1998, employer contributions were not reduced by forfeited amounts.


Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right to terminate the Plan, amend the Plan, or discontinue its contributions at any time subject to the provisions of ERISA. In the event the Plan terminates, the accounts of the participants will be distributed at that time in the manner determined by the Company and in accordance with the terms of the Plan.


Investment Options

During the plan years ended December 31, 1999 and 1998, participants were able to allocate daily in whole percentage increments their contributions among the following investment options (with the exception of the Mutual Benefit Fund which ceased to be an investment option during 1999):

         T. Rowe Price Science & Technology Fund: Seeks long-term growth of capital appreciation by investing in common stocks of companies which are expected to benefit from the development, advancement, and the use of science and technology.

         Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

         Vanguard Intermediate-Term Corporate Fund: Seeks to provide a high level of interest income by investing in a diversified group of intermediate-term bonds, most of them issued by corporations with good credit ratings.

         Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

         Vanguard LifeStrategy Conservative Growth Fund: Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 25%-50% stocks, 50%-75% bonds, and 0%-25% cash investments.

         Vanguard LifeStrategy Growth Fund: Seeks to provide long-term growth of capital by investing in four other Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds, and 0%-25% cash investments.


         Vanguard LifeStrategy Income Fund: Seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 5%-30% stocks, 70%-95% bonds, and 0%-25% cash investments.

         Vanguard LifeStrategy Moderate Growth Fund: Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments. Vanguard Long-Term Corporate Fund: Seeks to provide a high and sustainable level of interest income by investing primarily in a diversified group of long-term bonds issued by corporations with strong credit ratings.

         Vanguard Prime Money Market Fund: Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, non-financial corporations, the U.S. government, and federal agencies.

         Vanguard Windsor II Fund: Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

         The HSB Stock Fund: This fund invests primarily in shares of HSB Group, Inc.'s common stock. Contributions to this fund are limited to 50% of total contributions to the Plan. Dividends received are reinvested into additional shares of the Company's stock. At December 31, 1999 and 1998, this fund held 770,914 and 888,025 shares of the Company's stock, respectively.

         Mutual Benefit Fund: Seeks to provide a high level of income and a stable unit value of $1. This fund was an investment option of the HSB Reliability Technologies Corporation Employee Savings and Retirement Plan. As a result of Sun Financial Group's acquisition of Mutual Benefit Life Insurance Company, withdrawal penalties related to this fund were eliminated. On July 19, 1999 all funds were moved out of the Mutual Benefit Life Contract and automatically invested in the Vanguard Prime Money Market Fund and participants were given the option of redirecting their balances to any other fund immediately following the transfer.

         Participant Loans: This option represents the total outstanding principal due from participants for loans taken from their individual accounts.

Participants may change their investment options at any time, subject to certain conditions.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan's financial statements:


Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.


Financial Statement Presentation

Effective for the year ended December 31, 1999, the Plan adopted Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters". This SOP eliminated the previously required reporting of changes in net assets by investment option for participant-directed investments. Certain reclassifications of the 1998 amounts have been made to conform to the 1999 presentation in accordance with SOP 99-3.


Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


Investment Valuation and Income Recognition

The Plan's investments are stated at fair value except for its investment contracts, which are valued at contract value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The HSB Stock Fund is valued at its year-end unit closing price (constituting market value of shares owned plus uninvested cash position).


Purchases and sales of investments are recorded on a trade-date basis.

Investment income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Participant loans represent loan principal balances due and are valued at cost, which approximates fair value.


Payment of Benefits

Benefits are recorded when paid.


Reclassification

Certain amounts in the 1998 financial statements have been reclassified to conform to the current year presentation.

NOTE 3 - INVESTMENTS

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                1999                  1998
                                          ----------------      ----------------

Registered Investment Companies              $ 17,995,477          $ 13,638,828
Common Stock                                  (5,971,949)           (1,550,614)
                                          ----------------      ----------------
                                             $ 12,023,528          $ 12,088,214
                                          ================      ================

All investments are participant-directed.


NOTE 4 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. The Department of Labor ("DOL") has specifically issued Prohibited Transaction Exemptions relating to Plan transactions with a trustee affiliate also serving as a fund manager/advisor. In addition, the Plan holds shares of the common stock of HSB Group, Inc., the Plan's Sponsor, which also qualifies as a party-in-interest.


NOTE 5 - PLAN EXPENSES

The administrative expenses of the Plan are paid by the Company, and include all direct investment expenses, investment management fees, Trustee's fees, and other expenses of the Plan (unless required under the terms of the particular fund to be applied directly to purchase or redemption transactions), other than certain expenses related to The HSB Stock Fund.


NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 5, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                         December 31,
                                                    1999              1998
                                                --------------- ----------------

Net assets available for plan benefits per
 the financial statements                        $178,910,085      $152,311,728
Amounts allocated to withdrawing participants        (254,007)         (145,397)
                                                --------------- ----------------

Net assets available for plan benefits
 per the Form 5500                               $178,656,078      $152,166,331
                                                =============== ================


The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

                                                                 Year ended
                                                             December 31, 1999
                                                            ------------------

Distributions to participants per the financial statements       $9,782,428
Add:  Amounts allocated to withdrawing participants
  at December 31, 1999                                              254,007
Less:  Amounts allocated to withdrawing participants
  at December 31, 1998                                             (145,397)
                                                                  ----------
Benefits paid to participants per the Form 5500                  $9,891,038
                                                                 ===========

Amounts allocated to participants who have withdrawn from the Plan as of December 31, but for which disbursement of those funds had not been made by December 31, are not recognized as liabilities in the statements of net assets available for plan benefits. Accordingly, $254,007 and $145,397 of distributions payable have been included as net assets available for plan benefits at December 31, 1999 and 1998, respectively, and not recognized as liabilities. Such amounts have been recorded as distributions payable in the Plan's Form 5500, in accordance with the DOL's rules and regulations.

Additional Information

Schedule I - Schedule of Assets Held for Investment Purposes

THE HSB GROUP, INC. EMPLOYEES' THRIFT INCENTIVE PLAN

Schedule of Assets Held for Investment Purposes
As of December 31, 1999
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The HSB Group, Inc. Employees' Thrift Incentive Plan, EIN 06-0384680

Attachment to Form 5500, Schedule H, Part IV, Line i:


                        Identity of Issue                            Investment Type           Current Value
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

*   T. Rowe Price Science & Technology Fund                  Registered Investment Company     $  32,142,662
*   Vanguard 500 Index Fund                                  Registered Investment Company        51,145,764
*   Vanguard Intermediate-Term Corporate Fund                Registered Investment Company        26,908,743
*   Vanguard International Growth Fund                       Registered Investment Company           897,268
*   Vanguard LifeStrategy Conservative Growth Fund           Registered Investment Company         2,524,320
*   Vanguard LifeStrategy Growth Fund                        Registered Investment Company        11,944,471
*   Vanguard LifeStrategy Income Fund                        Registered Investment Company           744,538
*   Vanguard LifeStrategy Moderate Growth Fund               Registered Investment Company         7,465,347
*   Vanguard Long-Term Corporate Fund                        Registered Investment Company           575,215
*   Vanguard Prime Money Market Fund                         Registered Investment Company        11,443,750
*   Vanguard Windsor II Fund                                 Registered Investment Company           924,403
*   The HSB Stock Fund                                       HSB Group, Inc. Common Stock         26,190,327
    The HSB Group, Inc. Employees' Thrift Incentive Plan     Participant Loans (5%-11%)            5,311,551
                                                                                             -----------------
Total assets held for investment purposes                                                      $ 178,218,359
                                                                                             =================

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* Party-in-Interest

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                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934 the Administrative Committee for the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             The HSB Group, Inc. Employees'
                                             Thrift Incentive Plan
                                             (Name of Plan)


Date:  June 28, 2000                    By:  /s/ Jodi L. Lussier
                                                 -------------------
                                                 Jodi L. Lussier
                                                 Plan Administrator



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                                  EXHIBIT INDEX

Exhibit Number          Description                                 Page
----------------------- -------------------------------------------------------
     23                 Consent of PricewaterhouseCoopers             17



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